Exhibit 99.1

ReneSola Ltd Announces Second Quarter 2015 Results

SHANGHAI, China, August 25, 2015 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of energy-efficient products, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial and Operating Highlights

•	Total solar module shipments were 322.0 megawatts (“MW”), representing a decrease of 35.1% from Q1 2015. Total solar wafer and module shipments in Q2 2015 were 603.7MW, compared to 691.5MW in Q1 2015, and 698.3MW in Q2 2014.

•	Net revenues were US$268.4 million, representing a decrease of 23.1% from US$349.0 million in Q1 2015, and a decrease of 30.7% from US$387.1 million in Q2 2014.

•	Gross profit was US$44.4 million with a gross margin of 16.5%, compared to gross profit of US$36.7 million with a gross margin of 10.5% in Q1 2015, and gross profit of US$56.9 million with a gross margin of 14.7% in Q2 2014.

•	Operating income was US$10.5 million with an operating margin of 3.9%, compared to an operating loss of US$9.5 million with an operating margin of negative 2.7% in Q1 2015, and operating income of US$10.6 million with an operating margin of 2.7% in Q2 2014.

•	Net loss attributable to holders of ordinary shares was US$2.3 million, representing basic and diluted loss per share of US$0.01 and basic and diluted loss per American depositary share (“ADS”) of US$0.02, compared to basic and diluted loss per share of US$0.09 and basic and diluted loss per ADS of US$0.18 in Q1 2015.

•	Cash and cash equivalents plus restricted cash totaled $185.1 million as of the end of Q2 2015, compared to US$228.1 million as of the end of Q1 2015, and US$218.8 million as of the end of Q2 2014.

•	Net cash outflow from operating activities was US$11.6 million compared to net cash outflow from operating activities of US$9.0 million in Q1 2015, and net cash outflow from operating activities of US$40.6 million in Q2 2014.

“We are proud of the continuous success that we have been demonstrating in executing our solar downstream strategies,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “The second quarter of 2015 represented an important turning point for ReneSola as we began to reap the benefits of our downstream efforts by beginning to sell solar projects from the 70MW portfolio that we developed and constructed in the UK. While we are scaling back our module business, we have been rapidly building our new solar portfolio comprised of selective high-quality projects mainly from attractive markets including the U.S., the UK, and Japan. This includes our recently announced a U.S. joint venture that will initially complete approximately 150MW based on a high-quality portfolio of projects in the U.S.”

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“In the second half of 2015, we will leverage our track record and well-known and growing brand name to deepen our penetration into global solar project markets and to expand our project portfolio in key markets. Through these efforts we aim to develop and build over 300MW of solar projects that will be operational by 2016. We believe our global business platform, established customer relationships, strategic partnerships and experienced international team position us well for success in the marketplace,” added Mr. Li.

“As the Company is successfully transitioning into the downstream, ReneSola’s profitability and balance sheet outlook are also improving,” commented Mr. Daniel K. Lee, ReneSola's chief financial officer. “We have significantly improved our gross margins quarter over quarter as a result of both internal cost control and favorable contributions from our downstream project business. Operating under our global risk management framework, we continued to tightly monitor our client credit evaluation process on the module business side and maintained discipline targeting only robust solar project markets without government subsidy payment issues. As we plan to complete the monetization of our remaining 51MW of UK projects in the second half of this year, we will build a larger portfolio of high-quality projects, changing the core dynamics of the company and taking us on a path we believe will enhance shareholder value over the long-term.”

Second Quarter 2015 Results

Solar Wafer and Module Shipments

	2Q15	1Q15	2Q14	Q-o-Q%	Y-o-Y%
Module Shipments (MW)	322.0	496.4	498.7	-35.1%	-35.4%
Wafer Shipments (MW)	281.7	195.1	199.6	44.4%	41.1%
Total Solar Wafer and Module Shipments (MW)	603.7	691.5	698.3	-12.7%	-13.5%

The quarter-over-quarter decrease in module shipments was mainly due to a strategic shift toward downstream project business. The quarter-over-quarter increase in wafer shipments is due to temporary business opportunities.

Net Revenues and Gross Profit

	2Q15	1Q15	2Q14	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$268.4	$349.0	$387.1	-23.1%	-30.7%
Gross Profit (US$mln)	$44.4	$36.7	$56.9	21.0%	-22.0%
Gross Margin	16.5%	10.5%	14.7%	-	-

Net revenues decreased quarter over quarter due to lower module shipments, which is consistent with the Company’s downstream expansion strategy and efforts to scale back its module business. The quarter-over-quarter increase in the Company’s gross margin was a result of material and processing cost reductions and positive contribution from the revenue recognition from the sale of a solar project.

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Operating Income (Loss)

	2Q15	1Q15	2Q14	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$33.9	$46.2	$46.3	-26.6%	-26.8%
Operating Income (Loss) (US$mln)	$10.5	$(9.5)	$10.6	-	-
Operating Margin	3.9%	-2.7%	2.7%	-	-

The quarter-over-quarter decrease in operating expenses was primarily due to lower sales and marketing expenses associated with lower module shipments as well as gains mainly related to discounts obtained in connection with the settlement of certain payables.

Foreign Exchange Gain (Loss)

In Q2 2015, the Company had a net foreign exchange loss of $2.6 million, which includes a loss of $8.8 million from foreign exchange forward contracts.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	2Q15	1Q15	2Q14
Net Income (Loss) (US$mln)	$(2.3)	$(18.0)	$0.8
Diluted Earnings (Loss) per Share	$(0.01)	$(0.09)	$0.00
Diluted Earnings (Loss) per ADS	$(0.02)	$(0.18)	$0.01

Liquidity and Capital Resources

Net cash outflow from operating activities was US$11.6 million in Q2 2015, compared to net cash outflow of US$9.0 million in Q1 2015.

Net cash and cash equivalents plus restricted cash totaled US$185.1 million as of June 30, 2015, compared to US$228.1 million as of March 31, 2015.

Total bank borrowing was US$694.7 million as of June 30, 2015, compared to US$723.0 million as of March 31, 2015. Short-term borrowings were US$653.6 million at June 30, 2015, compared to US$681.7 million at March 31, 2015.

The Company has US$62.2 million of convertible notes due on March 15, 2018 with a put option on March 15, 2016. In Q2 2015, the Company repurchased $0.7 million notional amount of its convertible notes. The Company might continue to repurchase its convertible bonds from time to time, subject to market conditions and other strategic considerations.

Project Business Update

ReneSola currently has a total of approximately 77.4MW in existing projects, including 51.1MW in the United Kingdom, 1.2MW in Japan, 9.7MW in Bulgaria and 15.4MW in Romania. The Company also has a late stage project pipeline with over 200MW in development across the UK, U.S. and Japan. Please note that while the Company expects its projects under development to secure the necessary permits and approvals and to achieve certain benchmarks according to the timelines provided, certain projects may be delayed or may not reach completion due to various circumstances.

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United Kingdom

In the UK, in the second quarter the Company closed the sale of the Field House solar power plant totaling 6.4MW. The Company also sold the 13.5MW Wedgehill utility scale solar project with majority of cash received. Due to certain contractual provisions in the sales agreement, the revenue associated with the sale of Wedgehill was deferred in this quarter.

ReneSola added 28MW of late-stage projects to its pipeline in the second quarter, all of which are expected to be connected to the grid before March 2016.

Project Name	MW	Status	COD/Expected COD
Wedgehill	13.5	Sold*	Dec 14
Field House	6.4	Sold	Mar 15
Membury	16.5	Sale in progress	Mar 15
Port Farm	34.6	Sale in Progress	Mar 15
Total Existing	51.1
Project CH	10	Project Acquired	Mar 16
Project RF	8	SPA Signed	Mar 16
Project Ain	5	In Due Diligence	Feb 16
Project F2	5	In Due Diligence	Feb 16
Total Pipeline	28

*ASC360-20 - Property, Plant, and Equipment - Real Estate Sales guidance for revenue recognition. Due to a negotiated buyer’s acceptance provision which could result in rejection of the power plant, although the probability of such contingency occurring after statistical analysis was considered extremely remote, under the US GAAP ASC360-20 the revenue associated with the sale of the project was deferred.

United States

In the United States, the Company has entered into a definitive agreement with Pristine Sun, LLC to form a joint venture, Baynergy, LLC, for which ReneSola is the majority interest holder, to develop, build and operate over 300MW of solar projects across the country, including a first phase of 82 projects totaling 151.8MW, most of which are distributed generation projects. Currently Baynergy has 88MW accepted in California, Minnesota and North Carolina, with expected completion by the end of 2016.

Japan

ReneSola currently has a total project pipeline of 32.4MW in Japan, including 1.2MW of completed projects.

Project Name	MW	Status	COD/Expected COD
Kyoto Project 1	0.3	Construction Completed	Sep 15
Tochigi Project 2	0.9	Construction Completed	Feb 15
Chiba Project 3	0.3	Developing	Oct 16
Tochigi Project 4	0.6	Developing	Feb 16
Aichi Project 5	0.9	Developing	Jun 16
Aichi Project 6	1	Developing	Jun 16
Gifu Project 7	1	Developing	Mar 16
Kyoto Project 8	9.9	Developing	Jul 17
Miyazaki Project 9	17.5	Developing	Oct 17
Total	32.4

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The Company is actively exploring project opportunities in several developed markets and will update its project pipeline accordingly.

Business Highlights

Geographic Breakdown of Module Shipments

	2015 Q2	2015 Q1	2014 Q2
U.S.	5.8%	3.3%	11.2%
Europe	13.7%	44.4%	31.4%
Japan	36.4%	30.4%	23.3%
China	25.3%	4.8%	15.3%
Other	18.8%	17.1%	18.8%

Recent Business Developments

•	In August 2015, ReneSola announced that it will partner with Pristine Sun, LLC, a leading San Francisco-based solar project developer, to form a joint venture, Baynergy, LLC, to accelerate U.S. project development. The JV will develop, build and operate over 300MW of solar projects in the United States, including many distributed generation projects. Baynergy initially will own solar projects in various development stages and will continue to develop, build and operate a total solar project pipeline of 300MW. The joint venture has an initial target of 150MW of solar projects to be in operation by the end of 2016.
•	In July 2015, the Company announced it will provide Cofely Solar Technics, a major player in energy efficiency, with 30MW of solar modules which will be used in a ground-mounted, utility-scale project in Nottinghamshire in the UK. Under the terms of the agreement, ReneSola's contracted OEMs will deliver 30MW of the Company's high-efficiency 260w Virtus II solar modules produced in Poland for the project between July and September of this year.
•	In July 2015, ReneSola announced that it will provide 20MW of solar modules to an international leading EPC company in Europe for several utility-scale projects in Germany. Under the terms of the agreement, ReneSola's contracted OEMs will deliver 20MW of the Company's high-efficiency Virtus II solar modules in Q3 of this year.
•	In July 2015, the Company announced that it acquired the total project development rights for 22.5MW of ground-mounted, utility-scale solar projects in Japan. The projects, most of which are expected to commence production and connect to the grid beginning in late 2015 and early 2016, will primarily utilize ReneSola's PV modules, specifically the company's top-rated Virtus II module.
•	In July 2015, ReneSola announced that it sold its 13.5MW Wedgehill utility scale solar project in the United Kingdom, which utilized ReneSola’s Virtus II modules, to a renowned solar energy generator in the UK. The project was connected to the grid in December 2014 and is qualified for the UK's 1.4 R.O.C scheme.

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Outlook

For Q3 2015, the Company expects its net revenues to be in the range of US$330 million to US$340 million, and gross margin to be in the range of 15% to 16%.

Conference Call Information

ReneSola's management will host an earnings conference call on August 25, 2015 at 8 am U.S. Eastern Time (8 pm Beijing/Hong Kong time).

U.S. / International:	+1-866-519-4004
Hong Kong:	+852-3018-6771

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola call.”

A replay of the conference call may be accessed by phone at the following number until September 2, 2015:

International:	+1-646-254-3697
Passcode:	15932344

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

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For investor and media inquiries, please contact:

In China:

Ms. Juliet Yang

ReneSola Ltd

Tel: +86 (21) 6280-9180 ext. 105

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6139

Email: sol@ogilvy.com

In the United States:

Ogilvy Financial

Tel: +1 (646) 867-1888

Email: sol@ogilvy.com

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RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Jun 30,	Mar 31,	June 30,
	2015	2015	2014
ASSETS
Current assets:
Cash and cash equivalents	43,153	47,857	58,127
Restricted cash	141,942	180,291	160,708
Accounts receivable, net of allowances for doubtful accounts	89,826	133,462	212,533
Inventories	277,658	268,546	390,010
Advances to suppliers-current	44,566	50,629	9,819
Amounts due from related parties	101	12	1,116
Value added tax recoverable	24,355	29,261	21,505
Prepaid income tax	1,705	1,108	3,454
Prepaid expenses and other current assets	53,351	48,457	56,066
Project assets	53,651	65,791	32,998
Deferred convertible notes issue costs-current	302	414	784
Derivative assets	1,577	1,839	576
Deferred tax assets-current, net	4,496	3,568	1,786
Total current assets	736,683	831,235	949,482

Property, plant and equipment, net	705,256	728,670	803,721
Prepaid land use right, net	40,151	40,381	40,209
Deferred tax assets-non-current, net	15,886	17,428	17,990
Deferred convertible notes issue costs-non-current	-	-	549
Advances for purchases of property, plant and equipment	169	954	2,419
Advances to suppliers-non-current	-	-	5,627
Deferred project costs	20,874	-	-
Other long-lived assets	6,248	8,360	4,155
Total assets	1,525,267	1,627,028	1,824,152

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Convertible bond payable-current	62,190	62,850	-
Short-term borrowings	653,627	681,707	696,229
Accounts payable	405,881	478,559	509,200
Advances from customers-current	32,656	53,109	44,105
Amounts due to related parties	6,392	2,889	4,055
Other current liabilities	113,187	118,794	145,277
Income tax payable	125	124	1,475
Derivative liabilities	4,747	22	166
Warrant liability	1,050	1,733	7,298
Total current liabilities	1,279,855	1,399,787	1,407,805

Convertible notes payable-non-current	-	-	111,616
Long-term borrowings	41,117	41,342	64,030
Advances from customers-non-current	1,191	1,191	3,192
Deferred revenue	26,054	-	-
Warranty	36,185	34,298	25,688
Deferred subsidies and other	24,744	24,988	53,756
Other long-term liabilities	972	1,128	775
Total liabilities	1,410,118	1,502,734	1,666,862

Shareholders' equity
Common shares	478,391	478,391	476,441
Additional paid-in capital	7,248	6,882	6,991
Accumulated loss	(450,530)	(448,230)	(410,402)
Accumulated other comprehensive income	80,040	87,251	84,260
Total equity attribute to ReneSola Ltd	115,149	124,294	157,290
Total shareholders' equity	115,149	124,294	157,290

Total liabilities and shareholders' equity	1,525,267	1,627,028	1,824,152

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RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended
	Jun 30, 2015	Mar 31, 2015	June 30, 2014

Net revenues	268,401	349,003	387,106
Cost of revenues	(224,001)	(312,338)	(330,232)
Gross profit	44,400	36,665	56,874
GP%	16.5%	10.5%	14.7%

Operating (expenses) income:
Sales and marketing	(18,126)	(21,843)	(21,864)
General and administrative	(15,518)	(13,736)	(13,529)
Research and development	(11,166)	(13,418)	(13,941)
Other operating income	10,893	2,812	3,026
Total operating expenses	(33,917)	(46,185)	(46,308)

Income (loss) from operations	10,483	(9,520)	10,566

Non-operating (expenses) income:
Interest income	743	932	1,230
Interest expense	(11,177)	(10,842)	(11,179)
Foreign exchange gains (losses)	6,181	(16,070)	(1,294)
Gains (losses) on foreign exchange derivatives, net	(8,753)	4,501	858
Gains on repurchase of convertible bonds	155	11,648	-
Fair value change of warrant liability	683	158	998

Income (loss) before income tax, noncontrolling interests	(1,685)	(19,193)	1,179

Income tax (expense) benefit	(615)	1,165	(422)
Net income (loss)	(2,300)	(18,028)	757

Net income (loss) attributed to holders of ordinary shares	(2,300)	(18,028)	757

Earnings per share
Basic	(0.01)	(0.09)	0.00
Diluted	(0.01)	(0.09)	0.00

Earnings per ADS
Basic	(0.02)	(0.18)	0.01
Diluted	(0.02)	(0.18)	0.01

Weighted average number of shares used in computing loss per share
Basic	204,627,464	203,918,702	203,373,943
Diluted	204,627,464	203,918,702	204,555,179

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RENESOLA LTD

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended
	Jun 30, 2015	Mar 31, 2015	June 30, 2014

Net income (loss)	(2,300)	(18,028)	757
Other comprehensive income (loss)
Foreign exchange translation adjustment	(7,211)	6,171	2,710
Other comprehensive income (loss)	(7,211)	6,171	2,710

Comprehensive income (loss)	(9,511)	(11,857)	3,467
Less: comprehensive loss attributable to non-controlling interest	-	-	-
Comprehensive income (loss) attributable to ReneSola	(9,511)	(11,857)	3,467

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RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Six Months Ended
	Jun 30, 2015	Jun 30, 2014

Operating activities:
Net loss	(20,328)	(13,834)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	640	799
Depreciation and amortization	46,601	45,370
Amortization of deferred convertible bond issuances costs and premium	254	392
Allowance of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	(1,277)	5,197
Loss on derivatives	4,252	518
Fair value change of warrant liability	(840)	(2,048)
Gain from settlement of certain payables	(6,258)	-
Share-based compensation	(264)	1,041
Loss on disposal of long-lived assets	(4)	1,255
Gain on disposal of land use right	-	(573)
Gain on disposal of subsidiaries	-	(2,615)
Gain on CB repurchase	(11,803)	-

Changes in assets and liabilities:
Accounts receivable	32,105	18,642
Inventories	45,767	(34,540)
Project assets and deferred project cost	(12,782)	1,369
Advances to suppliers	(16,375)	4,141
Amounts due from related parties	(3,828)	(5,683)
Value added tax recoverable	5,406	8,018
Prepaid expenses and other current assets	(8,745)	3,727
Prepaid land use rights, net	(535)	-
Accounts payable	(49,389)	(133,608)
Advances from customers	(47,927)	(58,659)
Income tax payable	(475)	(4,670)
Other current liabilities	1,178	10,922
Deferred revenue	22,110	-
Other long-term liabilities	(620)	(3,626)
Other long-term assets	(755)	-
Accrued warranty cost	4,406	5,076
Deferred taxes assets	(1,145)	(1,217)
Net cash provided by (used in) operating activities	(20,631)	(152,865)

Investing activities:
Purchases of property, plant and equipment	(1,661)	(39,330)
Advances for purchases of property, plant and equipment	(103)	(2,446)
Cash received from government subsidy	-	11,762
Proceeds from disposal of property, plant and equipment	25	41
Changes in restricted cash	(20,095)	95,669
Net cash received (paid) on settlement of derivatives	606	(901)
Proceeds from disposal of subsidiaries	-	18,473
Net cash provided by (used in) investing activities	(21,228)	83,268

Financing activities:
Proceeds from bank borrowings	474,208	543,197
Proceeds from related parties	3,000	-
Repayment of bank borrowings	(473,566)	(508,886)
Proceeds from exercise of stock options	1,625	624
Repurchase of convertible notes	(20,364)	-
Net cash provided by (used in) financing activities	(15,097)	34,935

Effect of exchange rate changes	261	6,016

Net increase (decrease) in cash and cash equivalents	(56,695)	(28,646)
Cash and cash equivalents, beginning of year	99,848	86,773
Cash and cash equivalents, end of year	43,153	58,127

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